02 DEC -9 AM 8:16

PONTO FRIO

São Paulo, December 2nd 2002

02060969

Mr. Paul Dudek
Office Chief
U.S. Securities & Exchange Commission
450 Fifth Street N.W., Mail Stop 3 - 2
Washington, D.C. 20549

SUPPL

Ref: Globex Utilidades S.A.

Exemption: No 82-4486

Gentleman/Madam:

On behalf of Globex Utilidades S.A., we are enclosing a copy of Company's following documents:

- Covening notice – invitation to a Special Meeting;
- Covening notice – invitation to a General Extraordinary Meeting;
- Third quarter financial results' report.

PROCESSED
JAN 14 2003
THOMSON FINANCIAL

We submit this information to you in order to maintain their exemption, pursuant to rule 12g3-2(b), under the Securities Exchange Act of 1934.

Please acknowledge receipt of this document by stamping the duplicate copy of this letter and returning it to us in the enclosed self-addressed envelope.

Sincerely,

Doris Pompeu Brasil
Thomson Financial Investor Relations
Consultant

Encl.

dlw 1/13

cc: *Glorinete Laurentino*
The Bank of New York

GLOBEX UTILIDADES S.A.
CNPJ/MF. N.° 33.041.260/0001-64
A PUBLICILY HELD COMPANY

CONVENING NOTICE

Pursuant to paragraph 1, Article 136 of the Corporate Law, holders of preferred shares of GLOBEX UTILIDADES S.A., are hereby invited to a **Special Meeting** to be held at the Company's head office at Av. Tenente Rebêlo, 675, Irajá - Rio de Janeiro, on December 12, 2002 at 10:30 a.m. to deliberate on the following agenda:

a) Pursuant to Article 8 of Law 10,303/2001, to decide, prior to the Extraordinary General Meeting of the Company with respect to the inclusion of, among other rights already enjoyed by the preferred shares, one or more preemptive rights or advantages cited under items I, II and III of paragraph 1 of Article 17 of Law 6,404/76;

b) To approve the rewording of Article 8 of the Company Bylaws.

The shareholders who wish to be represented at the Meeting by an attorney-in-fact must deliver a power of attorney providing the necessary powers of representation to the Company's head office at least 3 (three) days prior to the holding of the said Meeting.

Rio de Janeiro, November 25, 2002.

CONRADO GRUENBAUM
Board of Directors

GLOBEX UTILIDADES S.A.
CNPJ/MF. N.° 33.041.260/0001-64
A PUBLICLY HELD COMPANY

CONVENING NOTICE

Holders of voting shares of GLOBEX UTILIDADES S.A., are hereby invited to an **Extraordinary General Meeting** to be held at the company's head office at Av. Tenente Rebêlo, 675, Irajá - Rio de Janeiro, on December 12, 2002 at 12:00 p.m. to deliberate on the following Agenda:

a) Pursuant to Article 8 of Law 10,303/2001, to decide as to the alteration of Article 8 of the Company Bylaws, with respect to the inclusion of, among other rights already enjoyed by the preferred shares, one or more preemptive rights or advantages cited under items I, II and III of paragraph 1 of Article 17 of Law 6,404/76;

b) To approve the rewording of Article 8 of the Company Bylaws.

The shareholders who wish to be represented at the Meeting by an attorney-in-fact must deliver a power of attorney providing the necessary powers of representation to the Company's head office at least 3 (three) days prior to the holding of the said Meeting.

Rio de Janeiro, November 25, 2002.

CONRADO GRUENBAUM
Board of Directors

PONTOFRIO

Globex Utilidades S.A.

3rd Quarter 2002 Results
(Controlling Company and Consolidated)

CONTACTS

Romolo Isaia
Globex Utilidades, S.A.
(55-21)2472-8520
risaia@pontofrio.com.br

Doris Pompeu
Thomson Financial Investor Relations
(55-11) 3848-0887 Ext. 208
doris.pompeu@thomsonir.com.br

Rio de Janeiro, November 14 2002 – Globex Utilidades S.A. – (BOVESPA: GLOB4, GLOB3; OTC: GBXPY), Brazil's largest retailer of household appliances, today announced its third quarter 2002 results. All operating and financial information on the company is expressed in Reais (R$) and is in accordance with Brazilian corporate law accounting. **All comparisons contained herein are with respect to the third quarter of 2001, except where otherwise specified.**

Sales Performance

The quarter terminated with sales of R$656.6 million, a 13.3% increase over third quarter 2001. The proportional increase in total sales of the white goods line compared to 3Q01 reflects the fact that, at that time, Brazil was suffering from power rationing and consumers were refraining from purchasing items such as freezers, microwave ovens and air conditioners. Historically, white goods are a high percentage of sales in the first quarter of each year, and their share of the sales mix then declines for the rest of the year. On the other hand, computers and computer equipment saw their share of the sales mix decline, due to the impact of currency volatility on prices.

In total, 2.6 million individual items were sold, with an average ticket of R$256.48. Financed sales, including those financed by third parties, accounted for 69.0% of sales.

Sales Mix - % of total sales

Product Groups	3Q02	3Q01	Jan to Sept 02	Jan to Sept 01
White Goods	32.8	29.0	34.1	34.1
Video	19.6	20.3	20.4	18.3
Audio	14.1	15.8	13.0	13.7
Furniture	9.1	9.1	8.4	8.6
Computers	6.8	9.2	7.2	7.9
Cellular Phones	6.4	6.4	6.1	6.3
Small Appliances	5.4	4.0	5.4	5.2
Others	5.8	6.2	5.4	5.9
TOTAL	**100.0**	**100.0**	**100.0**	**100.0**

E-Commerce (B2C and B2B)

B2C – Sales through Ponto Frio's Internet site and through its Telephone sales service totaled R$17.3 million, as present value, 17.7% above 3Q01, and represented 2.6% of total sales. The increase can be explained by improvements to Ponto Frio's site, aggressive marketing and an increase in the universe of internet users. The average price per item sold was R$485.23. The sales mix was focused on white goods (39.5%), video equipment (25.8%) and computer-related equipment. The reasons for the increase in white goods sales and the decrease in computer-related equipment sales (participation of 25.7% and 25.5% respectively in third quarter 2001 sales) are those already given above. Financed sales accounted for 86.1% of total sales and the average number of installments was 6.1. Average EBITDA margin for the quarter was 5.1%, with internet sales contributing 5.7% and Telephone sales 4.0%, in line with what we have seen for the rest of the year and significantly higher than the margins in 2001.

During this quarter, the Ponto Frio site was awarded the "e-commerce company of the year" prize by the Association of Interactive Media.

B2B – This covers all the sales made by Globex to small and medium-sized retailers. Sales for the quarter totaled R$64.2 million, equivalent to 9.8% of total sales, representing a 38.8% increase. Although efforts are being made to expand this sales channel, part of the growth is the result of a lower basis of comparison, because of the power rationing last year. The EBITDA margin for the quarter was 3.9%, compared with 3.6% in 3Q01.

Gross Margin

Globex achieved trading margins of 19.2% of sales after taxes, compared with 18.1% in 3Q01. As mentioned in our comments on the last quarter's results, the Company is making every effort to recover its trading margins. The margin increased by 1% and 1.7% over the second and the first quarters of this year, respectively. In absolute terms, the gross margin grew 20.4% over 3Q01 to R$101.0 million.

Operating Expenses

Operating expenses at the controlling Company level totaled R$87.8 million, or 16.7% of net revenues, compared with 21.0% in third quarter 2001. The reduction was due to two factors:

1) After making a detailed analysis of credit conceding and mercantile expenses, Banco Investcred Unibanco S.A. assumed all expenses related to credit and collection.

2) The efforts Globex has been making to reduce operating expenses and dilute them over a wider sales base.

The number of employees at Globex and Banco Investcred totaled 6,924 at quarter-end, compared with 6,600 at the end of third quarter 2001.

Operations of the controlled Company, Banco Investcred Unibanco S.A.

Banco Investcred Unibanco S.A turned a net profit for the quarter of R$9.3 million, and R$17.5 million year-to-date 2002, giving an annualized return on equity of 22.6%. The term sales at Globex that are financed by Investcred represent 63.7% of total sales, with an average number of installments of 6.1, versus 5.7 the previous year.

Accounts receivable at quarter-end totaled R$539.6 million. The bad debt provision is R$89.4 million, R$16.7 million above the minimum as required under Res.2682 of the Central Bank. The effective yield of the portfolio is 6.2% per month.

Average payments delinquency during the quarter, defined as over 180 days past due, was 6.3% of the whole portfolio, compared with 7.4% in third quarter 2001. Delinquency was 5.2% of receivables classified in the A to G categories, versus 6.2% in the previous year.

Capital Expenditures

Capital expenditures for the first nine months of 2002 amounted to R$25.0 million, and third quarter disbursements totaled R$9.4 million.

One highlight was the inauguration of the expansion from 500 m^2 to 3,000 m^2 of the Shopping Nova America store.

At the end of September, the group had 339 sales points, with a total 247,000 m^2 of floor space. During the quarter, 7 underperforming stores were closed: 1 in São Paulo, 1 in Santa Catarina, 2 in Paraná and 3 in Rio Grande do Sul.


Capital Expenditures Distribution
3T02
Others
6%
Renew of
Stores
16%
New Stores
15%

Earnings before interest, tax and depreciation (EBITDA)

Globex reported third quarter 2002 EBITDA equivalent to 5.2% of net trading revenues, versus a margin of 3.6% in 3Q01. This was the direct result of increased sales of goods and services, higher trading margins and strong control over sales and administrative expenses.

Final Comments

Globex posted net income of R$11.7 million in the third quarter of 2002, managing to revert a 3Q01 loss of R$2.3 million. This result reflects management's commitment to increased operating efficiency at Globex, a strategy adopted in the second quarter 2001 as a response to the difficulties caused by power rationing and the ensuing fall in incomes and loss of consumer confidence. Despite the instabilities caused by exchange rate and interest rate variations during the year, Globex continued to concentrate on customer satisfaction, offering financing terms that drove sales higher without loss of margin.

Financially solid, market wise and with a strong presence in Brazil's principal cities, Globex looks forward to actively participating in a market that holds out great potential for consumption, as soon as a minimum of growth in employment and incomes is achieved.

Balance Sheet [(1)]

Brazilian GAAP - Corporate Law (R$ thousand)

Assets	UNCONSOLIDATED 9/30/2002	UNCONSOLIDATED 9/30/2001	CONSOLIDATED 9/30/2002	CONSOLIDATED 9/30/2001
Current Assets	**787,104**	**835,852**	**955,561**	**1,029,545**
Cash	7,772	9,587	7,972	9,719
Short Term Investments	494,151	266,991	435,480	186,639
Receivables				
Subsidiary Banco Investcred	13,512	16,002	6,756	
Customer Receivables	36,143	284,415	305,925	633,829
Allowances for bad debts	(5,130)	(34,205)	(49,850)	(103,787)
Inventories (2)	180,350	196,039	180,350	196,039
Others	60,306	97,023	68,928	107,106
Non-current Assets	**292,515**	**93,710**	**294,299**	**94,213**
Short Term Investments	206,430		206,430	
Escrow deposits	31,010	59,582	31,039	59,605
Income Taxes & Contribs	53,330	32,369	54,839	32,369
Tax incentives	1,743	1,757	1,989	2,237
Others	2	2	2	2
Permanent Assets	**223,725**	**264,770**	**170,683**	**168,009**
Investments				
Subsidiary Banco Investcred	53,689	97,610		
Others	387	371	811	1,205
Property and Equipment	167,156	163,455	167,379	163,455
Deferred Charges	2,493	3,334	2,493	3,349
Total Assets	**1,303,344**	**1,194,332**	**1,420,543**	**1,291,767**

(1) The Consolidated Balance Sheet incorporates 50% of Banco Investcred in 2002 and 100% in 2001

(2) The purchase of goods are accounted by their present value of receiving date in the inventory

Balance Sheet (1)

Brazilian GAAP - Corporate Law (R$ thousand)

Liabilities	UNCONSOLIDATED		CONSOLIDATED	
	9/30/2002	9/30/2001	9/30/2002	9/30/2001
Current Liabilities	**222,369**	**559,930**	**337,499**	**657,365**
Accounts Payable				
Suppliers	123,328	193,594	123,328	193,594
Subsidiary Banco Investcred	5,150	5,032	2,575	
Others	34,559	25,112	35,259	25,535
Financing	12,930	294,231	123,961	386,726
Taxes and Social Charges	27,219	22,501	33,028	31,991
Prov. for Employee Paid Holidays & 13th Month	19,183	19,460	19,348	19,519
Non-current Liabilities	**517,765**	**130,508**	**519,834**	**130,508**
Financing (3)	396,548		396,548	
Deferred Income Tax	29,522	32,300	29,522	32,300
Provision for contigencies	90,694	97,714	92,763	97,714
Others	1,001	494	1,001	494
Stockholders' Equity	**563,210**	**503,894**	**563,210**	**503,894**
Capital Stock	287,471	259,471	287,471	259,471
Capital Reserves	28,726	28,726	28,726	28,726
Income Reserves	32,147	30,192	32,147	30,192
Retained Earnings	218,208	188,847	218,208	188,847
(-) Treasury shares	(3,342)	(3,342)	(3,342)	(3,342)
Total Liabilities	**1,303,344**	**1,194,332**	**1,420,543**	**1,291,767**

(1) The Consolidated Balance Sheet incorporates 50% of Banco Investcred in 2002 and 100% in 2001

(3) The Euronotes were reclassified to non-current liabilities owing to next due date will occur on December,2004

Profit and Loss Statement[(4)] - 3rd Quarter

Brazilian GAAP (R$ thousand)	UNCONSOLIDATED 3Q-02	UNCONSOLIDATED 3Q-01	CONSOLIDATED 3Q-02	CONSOLIDATED 3Q-01
Sales Revenue	**656,595**	**579,683**	**656,595**	**579,683**
Sales Taxes	130,323	115,556	130,323	115,556
Net Sale	**526,272**	**464,127**	**526,272**	**464,127**
Cost of Sales	425,249	380,225	425,249	380,225
Gross Profit	**101,023**	**83,902**	**101,023**	**83,902**
Net Services Fees	**8,082**	**5,952**	**8,082**	**5,952**
Operational Expenses	**87,823**	**97,322**	**98,350**	**103,295**
Personnel	42,725	39,283	42,984	39,640
Advertising	6,641	9,414	7,803	12,696
Freight	10,059	8,004	10,059	8,004
Rent	8,755	13,506	12,902	15,714
Depreciation	5,833	6,533	5,840	6,534
Outsourced Sevices	6,750	9,628	8,815	9,714
Maintenance	1,113	2,063	1,845	2,067
Utilities	5,197	5,457	5,366	5,457
Others	750	3,434	2,736	3,469
Revenue from Credit Ops	**112**	**22,514**	**37,201**	**61,095**
Loss from Credit Ops	**(245)**	**4,793**	**9,655**	**20,979**
Operational Profit	**21,639**	**10,253**	**38,301**	**26,675**
Financial Revenues	66,791	34,836	60,808	32,539
Financial Expenses	73,594	58,437	78,460	63,865
Equity - Banco Investcred	3,092	7,624		
Income (Loss) before Taxes	**17,928**	**(5,724)**	**20,647**	**(4,651)**
Provisions for Taxes	6,213	(3,386)	8,932	(2,316)
Net (Loss) Income	**11,715**	**(2,335)**	**11,715**	**(2,335)**

Highlights	3Q-02	3Q-01	3Q-02	3Q-01
Gross Margin	*19.20%*	*18.10%*	*19.20%*	*18.10%*
Operational Expenses	*16.70%*	*21.00%*	*18.70%*	*22.30%*
Ebitda Margin	*5.20%*	*3.60%*	*8.40%*	*7.20%*
Number of stores	339	348	339	348
Net Earnings per share R$	0.131	(0.037)	0.131	(0.037)
Number of shares (x 1,000)	89,758	63,765	89,758	63,765

(4) The consolidated Profit and Loss Statement includes 100% of revenues and expenses of Banco Investcred in the third quarter of 2001 and 50% in the third quarter of 2002.

Profit and Loss Statement[5] - Jan. to Sep.

Brazilian GAAP (R$ thousand)	UNCONSOLIDATED Jan - Sep/02	Jan - Sep/01	CONSOLIDATED Jan - Sep/02	Jan - Sep/01
Sales Revenue	**1,870,581**	**1,778,587**	**1,870,581**	**1,778,587**
Sales Taxes	372,332	356,053	372,332	356,053
Net Sale	**1,498,249**	**1,422,534**	**1,498,249**	**1,422,534**
Cost of Sales	1,223,339	1,161,371	1,223,339	1,161,371
Gross Profit	**274,910**	**261,163**	**274,910**	**261,163**
Net Services Fees	**18,835**	**18,328**	**18,835**	**18,328**
Operational Expenses	**266,210**	**299,484**	**297,772**	**317,994**
Personnel	126,566	119,769	127,335	120,786
Advertising	19,150	24,423	26,140	33,652
Freight	29,049	22,371	29,049	22,371
Rent	25,196	39,932	37,788	46,720
Depreciation	17,354	19,680	17,370	19,684
Outsourced Sevices	18,190	34,604	24,437	34,820
Maintenance	4,161	7,530	5,855	7,539
Utilities	15,780	17,885	16,251	17,885
Others	10,764	13,290	13,547	14,537
Revenue from Credit Ops	**3,671**	**67,186**	**111,088**	**197,278**
Loss from Credit Ops	**3,362**	**25,747**	**38,026**	**81,698**
Operational Profit	**27,844**	**21,446**	**69,035**	**77,077**
Financial Revenues	131,871	55,453	118,071	46,695
Financial Expenses	143,291	132,725	157,677	148,053
Equity - Banco Investcred	7,181	21,758		
Income (Loss) before Taxes	**23,605**	**(34,068)**	**29,429**	**(24,281)**
Provisions for Taxes	7,612	(17,840)	13,436	(8,053)
Net (Loss) Income	**15,993**	**(16,228)**	**15,993**	**(16,228)**

Highlights	Jan - Sep/02	Jan - Sep/01	Jan - Sep/02	Jan - Sep/01
Gross Margin	*18.30%*	*18.40%*	*18.30%*	*18.40%*
Operational Expenses	*17.80%*	*21.10%*	*19.90%*	*22.40%*
Ebitda Margin	3.00%	2.90%	5.80%	6.80%
Number of stores	339	348	339	348
Net Earnings per share R$	0.178	(0.254)	0.178	(0.254)
Number of shares (x 1,000)	89,758	63,765	89,758	63,765

(5) The consolidated Profit and Loss Statement includes 100% of revenues and expenses of Banco Investcred until September 2001 and 50% since January 2002.